SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

Report of Foreign Issuer

FOR PERIOD ENDED

March 4, 2003

COMMISSION FILE NUMBER:

01-31380

QUEST INVESTMENT CORPORATION

(Translation of registrant's name into English)

Suite 300, 570 Granville Street

Vancouver, British Columbia

Canada, V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - ●.

JOINT NEWS RELEASE

VICEROY RESOURCE CORPORATION

QUEST INVESTMENT CORPORATION

ARAPAHO CAPITAL CORP.

AVATAR PETROLEUM INC.

VALDEZ GOLD INC.

March 4, 2003

Vancouver, British Columbia - Viceroy Resource Corporation (“Viceroy”) (VOY-TSX), Quest Investment Corporation (“Quest”) (Q.A and Q.B - TSX), Arapaho Capital Corp. (“Arapaho”) (AHO-TSXV) and Avatar Petroleum Inc. (“Avatar”) (AVA-TSXV) (the “Companies”) today announced that, further to their November 29, 2002 press release, they have executed a letter agreement (“Letter Agreement”) providing for a reorganization of Viceroy, Quest, Arapaho and Avatar by way of statutory plan of arrangement (the “Arrangement”) under the Company Act (British Columbia). Valdez Gold Inc. (“Valdez”) (VAZ-TSXV) will not participate directly in the reorganization but will participate indirectly by way of a private placement as discussed below.

Plan Of Arrangement

Viceroy will acquire all of the shares of each of Avatar, Quest Management Corp. (“Quest Management”) (which is a wholly-owned subsidiary of Arapaho), and Quest, in that order by way of  three separate share exchanges, in exchange for shares (post-consolidation) of Viceroy.  Avatar and Quest will be wound-up into Viceroy, and Viceroy will change its name to “Quest Capital Corp.”

Viceroy will alter its share capital to provide for subordinate voting (one vote per share) common shares (“Class A Shares”) and variable multiple voting (between one and five votes per share) common shares (“Class B Shares”).  The Class B Shares will initially carry one vote per share.  Viceroy will also consolidate its shares on a one new for three old basis.

Shareholders of Avatar will receive 0.8825 (pre-consolidation) Viceroy Class A Shares for each common share of Avatar. Arapaho, as the sole shareholder of Quest Management, will receive 2,591,571 (pre-consolidation) Viceroy Class A Shares in exchange for 100% of the common shares of Quest Management.  Shareholders of Quest who hold subordinated voting common shares of Quest (“Quest Class A Shares”) will receive 3.1542 (pre-consolidation) Viceroy Class A Shares for each Quest Class A Share held.  Shareholders of Quest who hold multiple voting (five votes per share) common shares of Quest (“Quest Class B Shares”) will receive 3.1542 (pre-consolidation) Viceroy Class B Shares for each Quest Class B Share held.

As part of the Arrangement and prior to the above merger, Viceroy will distribute to its pre-merger shareholders 70-85% of the shares in two subsidiary companies which will hold, upon completion of two separate shares exchanges mineral assets in Argentina and Canada, respectively. Quest, as part of the Arrangement and prior to the merger, will distribute to its pre-merger shareholders up to 50% of the shares in a subsidiary company which will hold, upon completion of a share exchange mineral assets in Peru.  Further details of the distribution will be disclosed in subsequent news releases.

Shareholders, who would be entitled to receive less than one board lot of shares pursuant to the Arrangement, will receive a cash payment unless they elect to receive shares.

Closing of the Arrangement is conditional upon, among other things, the Companies entering into a definitive form of Arrangement agreement, receiving final valuations and fairness opinions, receipt of all regulatory and shareholder approvals.  Subject to satisfaction of all conditions, closing of the Arrangement is anticipated to occur prior to May 20, 2003.

If the Arrangement is not completed, other than if shareholders of any of the Companies do not approve it, a break fee ranging from $150,000 to $300,000 is payable in the aggregate by the party failing to complete the Arrangement to the other non-defaulting parties.

As a result of the Arrangement, shareholders of Viceroy will receive Viceroy Class A Shares as well as shares in the two companies which will hold the mineral assets in Argentina and Canada.  Arapaho and shareholders of Avatar will receive Viceroy Class A Shares.  Shareholders of Quest Class A and B Shares

will receive Viceroy Class A and B Shares, respectively, as well as shares in the company which will hold the mineral assets in Peru.

Private Placement

Valdez Gold Inc. (“Valdez”) will not participate in the Arrangement directly. Valdez, along with certain other parties, will however participate in the reorganization of the Companies by providing financing of up to $10 million for Viceroy immediately following completion of the Arrangement. The financing will be by way of a private placement of units (“Units”) of Viceroy.  The Units will be issued at a price of $0.40 per Unit (pre-consolidation) comprised of one Viceroy Class A Share and one common share purchase warrant (the “Warrant”) to purchase one Viceroy Class A Share exercisable for five years after the date of issue at an exercise price of $0.50 per share (pre-consolidation), subject to a reduction in the exercise period to 20 business days if the closing price of Viceroy Shares trade on The Toronto Stock Exchange for a period of 20 consecutive trading days commencing after December 31, 2003 at or above $0.75 per share (pre-consolidation). The Private Placement is subject to the acceptance of The Toronto Stock Exchange.  Valdez has indicated that it will subscribe for 30% of the placement for a total of $3.0 million; associates and/or affiliates of Valdez may participate for a further 30% of the placement.

Viceroy – [Post Reorganization]

Following the completion of the Arrangement and Private Placement, Viceroy will be a publicly listed merchant bank that will provide financial services to small and mid-cap companies operating primarily in North America. Its principal business will be to provide asset backed bridge loans to companies generally operating in industries such as mining, oil and gas, real estate, and manufacturing. The board of directors will consist of up to 12 members comprised of nominees from each of the Companies. Members of the current Viceroy and Quest management will form the nucleus of the new management team.  It is expected that the reorganized company will have in excess of $90.0 million of net assets; and 74.9 million Class A Shares and 4.3 million Class B Shares issued and outstanding assuming the Private Placement is fully subscribed.

Viceroy and Quest Mineral Exploration Companies

Viceroy will distribute to its pre-merger shareholders shares in a subsidiary company that will hold Viceroy’s interest in the Gualcamayo project and other mineral assets located in Argentina.  Viceroy will also distribute to its pre-merger shareholders, shares in a subsidiary company that will hold Viceroy’s interest in mineral assets located in British Columbia and the Brewery Creek, Yukon exploration opportunities.  Quest will distribute to its pre-merger shareholders shares in a subsidiary company that will hold Quest’s interest in mineral assets located in Peru. The distribution of the shares will be by way of a tax-free “reduction of capital”. These companies will continue mineral exploration.

Forward Looking Statement

This news release contains forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy, Quest, Arapaho, and Avatar. Actual results realized may vary materially from the information provided in this presentation. As a result, there is no representation by Viceroy, Quest, Arapaho, and Avatar that actual results realised in the future will be the same in whole or in part as those presented herein.

For more information, please contact:	For more information, please contact:
Ronald K. Netolitzky, President Viceroy Resource Corporation Tel: (604) 688-9870	A. Murray Sinclair, President Quest Investment Corporation Tel: (604) 689-1428
Brian E. Bayley, President Arapaho Capital Corp. Tel: (604) 689-1428	Jonathan McCullough, Director Avatar Petroleum Inc. Tel: (604) 689-8336
Peter D. Walker, President Valdez Gold Inc. Tel: (416) 482-9038

THIS NEWS RELEASE IS NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA OR BY U.S. NEWSWIRE SERVICES.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEST INVESTMENT CORPORATION

                                                                                                                (the Registrant)

Date:	March 4, 2003	By:	Signed “Sandra Lee”
Signature Sandra Lee, Corporate Secretary
Name* Title

*Print name and title under the signature of the signing officer